July 1, 2025

Jeffrey Frelick
Chief Executive Officer
Bone Biologics Corp
2 Burlington Woods Drive, Suite 100
Burlington, MA 01803

        Re: Bone Biologics Corp
            Registration Statement on Form S-3
            Filed June 24, 2025
            File No. 333-288290
Dear Jeffrey Frelick:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:    Alexander R. McClean, Esq.